UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

URBAN BARNS FOODS INC.
(Name of Issuer)

Common stock, $0.001 par value per share
(Title of Class of Securities)

91704A 20 4
(CUSIP Number)

JACOB BENNE
7170 Glover Drive, Milner, British Columbia, Canada V0X 1T0
604.888.0420
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person: Jacob Benne
I.R.S.Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a)	☐
(b)	☐

Not applicable

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

Not applicable.

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power: 262,500 Shares of Class A Common Stock.

8.	Shared Voting Power:21,875,000 Shares of Class A Common Stock*.

9.	Sole Dispositive Power: 262,500 Shares of Class A Common Stock.

10.	Shared Dispositive Power: 21,775,000 Shares of Class A Common Stock*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,137,500 Shares of Class A Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not applicable.

13.	Percent of Class Represented by Amount in Row (11): 39%**

14.	Type of Reporting Person (See Instructions): IND

*  The 21,775,000 shares of Class A common stock of the Issuer are held of record by the Benne Family Trust, a trust over which Jacob Benne has shared dispositive and voting power. The record holdings previously reported of 5,000,000 shares of Class A Common Stock were reduced to 25,000 shares of Class A Common Stock in accordance with that certain reverse stock split of one for two hundred shares (1:200) effective July 12, 2011. Jacob Benne is deemed to have beneficial control over 5,000,000 (25,000 post-split) common shares of the issuer owned by the Benne Family Trust, of which he is a trustee, as well as 10,000,000 (50,000 post-split) common shares of the issuer owned by Gerald Fitzpatrick and 10,000,000 (50,000 post-split) common shares of the issuer owned by the Meikleham Family Trust, pursuant to a voting trust agreement between the Benne Family Trust, the Meikleham Family Trust and Gerald Fitzpatrick, in which the parties have agreed to vote in favor of any shareholder resolution or action which is supported by the other two parties to the voting trust agreement. There are no provisions in the voting trust agreement with regarding to dispositive control of the common shares of the issuer owned by the other parties. A subsequent 21,750,000 shares of Class A Common Stock as described herein were further issued.

**  Based upon an aggregate 56,769,047 shares of Class A Common Stock issued and outstanding as of August 29, 2011.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, the (“1934 Act”).  Daniel Meikleham is referred to herein as the “Reporting Person”.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is common stock, at a par value of $0.001 per share (collectively, the “Shares”), of Urban Barns Foods Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7170 Glover Drive, Milner, British Columbia, Canada V0X 1T0.

Item 2.  Identity and Background

(a)	Name:

This statement is filed by Jacob Benne.

(b)	Residence or business address:

The business address of the Reporting Person is 7170 Glover Drive, Milner, British Columbia, Canada V0X 1T0

(c)	Present principal occupation and employment

Jacob Benne is the President/Chief Executive Officer and a member of the Board of Directors of the Issuer.

(d)	Criminal proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Canada.

Item 3.  Source and Amount of Funds or Other Consideration

Share Exchange Agreement

Effective June 2, 2011, the Issuer entered into that certain share exchange agreement (the “Agreement”) with Non Industrial Manufacture, Inc., a private corporation formed under the laws of the Province of Alberta (“Non Industrial”), and the shareholders of Non Industrial (the “Non Industrial Shareholders”), pursuant to which the Issuer acquired 100% of the total issued and outstanding shares of Non Industrial Class A Common Stock. In exchange for the acquisition of the Non Industrial Class A Common Stock, the Issuer issued 2,500,000 shares of Class B common stock to the Non Industrial Shareholder, thus making Non Industrial a wholly-owned subsidiary of the Company (the “Class B Shares”).

On May 20, 2011, the Issuer filed with the Nevada Secretary of State an amendment to its articles of incorporation designating that of the authorized 100,000,000 shares of common stock, 97,500,000 shares would be designated as Class A Common Stock and 2,500,000 shares would be designated as Class B Common Stock (the “Designation”). In accordance with the terms of the Designation, each share of Class B Common Stock was convertible at any time after the one-year anniversary of the issuance date of the shares of Class B Common Stock into twenty (20) fully paid and non-assessable shares of Class A Common Stock.

On June 28, 2011, the Issuer filed with the Nevada Secretary of State a further amendment to its articles of incorporation increasing its authorized capital stock to 525,000,000 shares consisting of 500,000,000 shares of Class A Common Stock and 25,000,000 shares of Class B Common Stock. The amendment also amended the Designation providing that the holders of the shares of Class B Common Stock could convert immediately upon the issuance of the shares of Class B Common Stock or any time thereafter at the sole option of the holder into shares of Class A Common Stock.

Subsequently, the Issuer received a notice of conversion dated July 22, 2011 from the Reporting Person as a Non Industrial Shareholder (the “Conversion Notice”), which Conversion Notice provided for the conversion of each share of Class B common stock into twenty shares of Class A common stock. The Board of Directors pursuant to written consent resolutions in lieu of a meeting authorized and approved the issuance of an aggregate 21,750,000 shares of its restricted common stock to the Benne Family Trust.

Consulting Agreement

Effective August 9, 2011, the Issuer entered into a one-year consulting agreement (the “Benne Consulting Agreement”) with the Reporting Person. In accordance with the terms and provisions of the Benne Consulting Agreement: (i) the Reporting Person will provide strategic business planning and management services to the Issuer and further assist in development of a business plan; and (ii) the Issuer shall issue to the Reporting Person an aggregate of 262,500 shares of the Issuer’s common stock as registered under the S-8 Registration Statement filed with the Securities and Exchange Commission on August 9, 2011.

Item 4.  Purpose of Transaction

See description above in Item 3.

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
As of August 29, 2011, the Reporting Person is the beneficial owner of 22,137,500 shares of Class A Common Stock of the Issuer (of which 262,500 shares of Class A Common Stock are held of record directly by the Reporting Person), representing 39% of the Issuer’s issued and outstanding shares.

(b)
As of August 29, 2011, the Reporting Person has the power to vote and direct the disposition of 262,500 shares of Class A Common Stock and has the shared power to vote and direct the disposition of 21,775,000 shares of Class A Common Stock). .

(c)	Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)	Not applicable.

(e)	The Reporting Person is the beneficial owner of more than 5% of the Issuer’s common shares as of August 29, 2011.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

Consulting Service Agreement between Urban Barns Foods Inc. and Jacob Benne dated August 9, 2011 is incorporated herein by reference to the Current Report on Form 8-K filed with Securities and Exchange Commission on August 23, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2011

/s/ Jacob Benne
JACOB BENNE